August 15, 2006

Ken MacAlpine
Nabo Inc.
311 Tawny Road
Sarnia, Ontario Canada N7S5K1

>   **Re: Nabo Inc.**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed July 28, 2006**
>   **File No. 333-135050**

Dear Mr. MacAlpine:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1.   We note your response to prior comment 1. Please provide all required information for your agent for service of process, including a phone number.

Prospectus Cover Page

2.   We note your response to prior comment 3. Please disclose whether you are limiting your offering to certain states.

NABO Inc., page 3

3.   We note your response to prior comment 6 and your new glossary on page 21. In the summary, please define or explain technical terms when they appear in the summary. We note, for example, "patented load mining claim," "commercially exploitable reserves," "siliceous ore assaying" and "detailed geologic mapping, grid lay-out and soil sampling, and trenching and sampling."

Rule 144, page 32

4.   We note your new disclosure on page 36 regarding "affiliates" of your holding
        "100% of the total shares that may be sold, at least partially, pursuant to Rule 144
        after November 25, 2007." Please clarify and describe more fully how this
        provision of Rule 144 operates such that affiliates hold 100% of such shares.

Statement of Operations, page 49

5.   We note you restated your basic and diluted net loss per share and your weighted
        average number of share outstanding for the period of inception, from November
        8, 2005 through March 31, 2006. If you restated the financial statements, the
        restated financial statement must be labeled "restated." The financial statements
        must also include the disclosures required by SFAS 154. Note that the auditor's
        report must include an explanatory paragraph describing any restatement as
        required by AU Section 508. Please revise or advise.

Statement of Stockholder's Equity, page 50

6.   Please revise to show balances at March 31, 2006, instead of April 30, 2006.

Note 4. Commitments and Contingencies, page 56

Mining Lease Agreement, page 56

7.   Please revise the note to disclose that you will pay a 5% royalty of net returns
        from all ores, minerals, concentrates or other products mined and removed from
        the property. If there is any obligation to restore the property after the lease
        agreement expires, this obligation should be quantified and disclosed as well.

Undertakings, page 61

8.   We note your revised disclosure. Please revise your undertakings to reflect the
        form required after December 1, 2005. For example, please add the 512(a)(4)
        undertaking.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Dennis Hult at (202) 551-3618 or in his absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Karen A. Batcher, Esq.